EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Fixed Charges:
Interest on Long-term Debt	$608	$608	$599	$642	$735
Interest on Short-term Debt	149	258	143	62	23
Miscellaneous Interest Charges	78	161	133	103	80
Estimated Interest Element in Lease Rentals	212	223	222	229	203
Preferred Stock Dividends	28	32	15	18	15

Total Fixed Charges	$1,075	$1,282	$1,112	$1,054	$1,056

Earnings:
Income Before Income Taxes	$1,327	$779	$1,513	$800	$880
Plus Fixed Charges (as above)	1,075	1,282	1,112	1,054	1,056
Less Undistributed Earnings in Equity Investments	46	46	28	12	10

Total Earnings	$2,356	$2,015	$2,597	$1,842	$1,926

Ratio of Earnings to Fixed Charges	2.19	1.57	2.33	1.74	1.82